SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

RumbleOn, Inc.

(Name of Issuer)

Class B Common Stock, par value $0.001 per share

(Title of Class of Securities)

781386 206

(CUSIP Number)

William Coulter

1188 East Camelback Road

Phoenix, AZ 85014

(602) 532-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 781386 206	Page 2 of 3 Pages

1	NAME OF REPORTING PERSONS William Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,591,028 shares of Class B Common Stock*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,591,028 shares of Class B Common Stock*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,591,028 shares of Class B Common Stock*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 17.4%**
14	TYPE OF REPORTING PERSON IN

*As discussed herein, this amount does not include 42,289 shares of Class B Common Stock underlying time-based restricted stock units (“RSUs”) as granted to Mr. Coulter under RumbleOn, Inc.’s 2017 Stock Incentive Plan, as amended and restated from time to time (the “2017 Stock Incentive Plan”).

** Based on 14,882,022 shares of the RumbleOn, Inc. Class B Common Stock outstanding on November 12, 2021.

CUSIP No. 781386 206	Page 3 of 3 Pages

Introductory Note.

The Report on Schedule 13D relating to the Class B Common Stock, par value $0.001 (the “Shares”), of RumbleOn, Inc., a Nevada corporation, initially filed with the Securities and Exchange Commission on September 16, 2021 (the “Initial Schedule 13D”), is hereby amended and supplemented to include the information set forth in this Report on Schedule 13D/A (this “Amendment”), which constitutes Amendment No. 1 to the Initial Schedule 13D. Capitalized terms not defined herein have the meanings given to them in the Initial Schedule 13D. Unless specifically amended hereby, the disclosure set forth in the Initial Schedule 13D remains unchanged.

Item 5.	Interest in Securities of Issuer.

The response to Item 5(c) is amended and restated in its entirety as follows:

On December 30, 2021, Mr. Coulter sold 110,785 Shares to Mark Tkach at a price of $30.00 per Share pursuant to a Stock Purchase Agreement dated December 29, 2021. As a result of this transaction, Mr. Coulter owns a total of 2,591,028 Shares reported on this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 6 is supplemented by the addition of the following:

The Stock Purchase Agreement and the transaction contemplated therein described in Item 5 is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is amended to add the following exhibit:

Exhibit G – Stock Purchase Agreement dated December 29, 2021.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2022

/s/ William Coulter
William Coulter

EXHIBIT G

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of December 29, 2021, is entered into between William “Bill” Coulter, an individual with a business address of 1188 East Camelback Road, Phoenix, AZ 85014 (the “Seller”), and Mark Tkach, an individual with a business address of 1188 East Camelback Road, Phoenix, AZ 85014 (the “Buyer”).

WHEREAS, Seller owns shares of Class B Common Stock, par value $.001 and has decided to sell 110,785 of those shares (the “Shares”), of RumbleOn, a Nevada corporation (the “Company”); and

WHEREAS, Seller wishes to sell to Buyer, and Buyer wishes to purchase from Seller, the Shares, subject to the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.                   Purchase and Sale. Subject to the terms and conditions set forth herein, at the Closing (as defined in Section 2), Seller shall sell, transfer and assign to Buyer, and Buyer shall purchase from Seller, all of Seller’s right, title and interest in and to the Shares. The aggregate purchase price for the Shares shall be Three Million Three Hundred Twenty Three Thousand Five Hundred and Forty-Eight Dollars ($3,323,548) (the “Purchase Price”).

2.                   Closing. Subject to the terms and conditions contained in this Agreement, the purchase and sale of the Shares contemplated hereby shall take place at a closing (the “Closing”) to be held at 1:00 pm on December 30, 2021 (the “Closing Date”) at the offices of Gallagher & Kennedy, PA, or at such other place or on such other date as Buyer and Seller may mutually agree upon in writing but in no event will the effective date of the sale occur after December 31, 2021. At the Closing, Seller shall deliver to Buyer a letter of transmittal in the form as required by the transfer agreement of the Company transferring the Shares in book entry form upon adherence to the procedures set forth in the letter of transmittal and subject to the Encumbrances described herein. Buyer shall deliver to Seller the Purchase Price by wire transfer of immediately available funds to an account designated in writing by Seller to Buyer no later than five business days after the Closing.

3.                   Closing Conditions.

(a)                The obligation of Seller to sell, transfer and assign the Shares to Buyer hereunder is subject to the satisfaction of the following conditions as of the Closing:

(i)                 the representations and warranties of Buyer in Section 5 hereof shall be true and correct on and as of the Closing Date with the same effect as though made at and as of such date;

(ii)               Buyer shall have performed and complied in all material respects with all agreements and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date; and

(iii)             Buyer shall have obtained any and all consents, permits, approvals, registrations and waivers necessary or appropriate for consummation of the transactions contemplated herein.

(b)                The obligation of Buyer to purchase the Shares from Seller is subject to the satisfaction of the following conditions as of the Closing:

(i)                 the representations and warranties of Seller in Section 4 shall be true and correct on and as of the Closing Date with the same effect as though made at and as of such date;

(ii)               Seller shall have performed and complied in all material respects with all agreements and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date; and

(iii)             Seller shall have obtained any and all consents, permits, approvals, registrations and waivers necessary or appropriate for consummation of the transactions contemplated herein.

4.                   Representations and Warranties of Seller. Seller hereby represents and warrants to Buyer as follows:

(a)                Seller has all requisite power and authority to execute and deliver this Agreement, to carry out its obligations hereunder, and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Seller and (assuming due execution and delivery by Buyer) constitutes Seller’s legal, valid and binding obligation, enforceable against Seller in accordance with its terms.

(b)                The Shares have been duly authorized, are validly issued, fully paid and non-assessable, and are owned of record and beneficially by Seller, free and clear of all liens, pledges, security interests, charges, claims, encumbrances, agreements, options, voting trusts, proxies and other arrangements or restrictions of any kind (“Encumbrances”) other than those described in Section 5(a) (v) below. Upon consummation of the transactions contemplated by this Agreement, Buyer shall own the Shares, free and clear of all Encumbrances other than those described in Section 5(a) (v) below.

(c)                The execution, delivery and performance by Seller of this Agreement do not conflict with, violate or result in the breach of, or create any Encumbrance on the Shares pursuant to, any agreement, instrument, order, judgment, decree, law or governmental regulation to which Seller is a party or is subject or by which the Shares are bound.

(d)                No governmental, administrative or other third party consents or approvals are required by or with respect to Seller in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

(e)                There are no actions, suits, claims, investigations or other legal proceedings pending or, to the knowledge of Seller, threatened against or by Seller that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

(f)                 No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller.

5.                   Representation and Warranties of Buyer.

(a)               Investment Representations.

(i)                 Buyer is an “accredited investor” as such term is defined in Rule 501 of Regulation D promulgated under the Act.

(ii)               Buyer acknowledges that it has prior investment experience or has employed the services of an investment advisory, attorney or accountant to evaluate the merits and risks of such an investment on its behalf, and such Buyer represents that it, he or she, as the case may be, understands the highly speculative nature of an investment in shares of Class B Common Stock which may result in the loss of the total amount of such investment.

(iii)             Buyer has adequate means of providing for such Buyer’s current needs and possible personal contingencies, and such Buyer has no need, and anticipates no need in the foreseeable future, for liquidity in such Buyer’s investment in shares of the Class B Common Stock. Such Buyer is able to bear the economic risks of this investment and, consequently, without limiting the generality of the foregoing, such Buyer is able to hold the shares of Class B Common Stock for an indefinite period of time and has a sufficient net worth to sustain a loss of the entire investment in the event such loss should occur.

(iv)              Except as otherwise set forth herein, Seller has not and is not making any representations or warranties to the Buyer or providing any advice or information to the Buyer. Buyer acknowledges that it has retained its own professional advisors to evaluate the tax and other consequences of an investment in the shares of Class B Common Stock.

(v)                Such Buyer understands and consents to the placement of a legend on any certificate (or book entry) or other document evidencing shares of Class B Common Stock delivered to such Buyer pursuant to the terms of this Agreement stating that such shares of Class B Common Stock has not been registered under the Act and setting forth or referring to the restrictions on transferability and sale thereof. Each certificate (or book entry) evidencing the Shares shall bear the legends set forth below, or legends substantially equivalent thereto, together with any other legends that may be required by federal or state securities laws at the time of the issuance of shares of the Class B Common Stock pursuant to this Agreement:

THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL (I) SUCH OFFER, SALE, TRANSFER, PLEDGE OR HYPOTHECATION HAS BEEN REGISTERED UNDER THE ACT OR (II) THE ISSUER OF THE SHARES HAS RECEIVED AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE WITH THE ACT.

IN ADDITION, THE RIGHT TO SELL THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO A REGISTRATION RIGHTS AND LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE ISSUER’S PRINCIPAL PLACE OF BUSINESS.

(b)                Buyer has all requisite power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Buyer and (assuming due execution and delivery by Seller) this Agreement constitutes a legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms.

(c)                Buyer is acquiring the Shares solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Buyer acknowledges that the Shares are not registered under the Securities Act of 1933, as amended, or any state securities laws, and that the Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act of 1933, as amended or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable.

(d)                No governmental, administrative or other third party consents or approvals are required by or with respect to Buyer in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

(e)                There are no actions, suits, claims, investigations or other legal proceedings pending or, to the knowledge of Buyer, threatened against or by Buyer that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

(f)                 No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer.

6.                   Survival. All representations and warranties contained herein shall survive the execution and delivery of this Agreement and the Closing hereunder.

7.                   Indemnification. Seller shall indemnify Buyer and hold Buyer harmless against and in respect of any and all losses, liabilities, damages, obligations, claims, Encumbrances, costs and expenses (including, without limitation, reasonable attorneys’ fees) incurred by Buyer resulting from any breach of any representation, warranty, covenant or agreement made by Seller herein

8.                   Further Assurances. Following the Closing, each of the parties hereto shall execute and deliver such additional documents, instruments, conveyances and assurances, and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement.

9.                   Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

10.               Entire Agreement. This Agreement constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

11.               Successor and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. No party may assign any of its rights or obligations hereunder without the prior written consent of the other parties hereto, which consent shall not be unreasonably withheld or delayed.

12.               Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

13.               Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

14.               Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

15.               Governing Law; Submission to Jurisdiction. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Arizona without giving effect to any choice or conflict of law provision or rule (whether of the State of Arizona or any other jurisdiction). Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in the federal courts of the United States or the courts of the State of Arizona in each case located in the city of Phoenix and County of Maricopa, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of process, summons, notice or other document by mail to such party’s address set forth herein shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

16.               Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

By_____________________ Name: William “Bill” Coulter Title:

By_____________________ Name: Mark Tkach Title: